Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” and “Randgold”)

AS TONGON TURNAROUND CONTINUES, RANDGOLD CALLS FOR RENEWED

COMMITMENT TO FUTURE OF CÔTE D’IVOIRE MINING

Abidjan, Côte d’Ivoire, 27 July 2013 - Randgold Resources remains committed to working with the government of Côte d’Ivoire to build a sustainable mining industry in that country by using its Tongon operation as a platform from which to find and develop more world-class gold deposits, chief executive Mark Bristow said today.

Bristow told a media briefing here that the current crisis in the global gold mining industry, prompted by the downturn in the gold price, was being exacerbated in Côte d’Ivoire by continuing uncertainty over the country’s mining code. Consequently mining companies were withdrawing from Côte d’Ivoire or delaying or downsizing their projects there.

“Randgold has been in Côte d’Ivoire since the early Nineties and in that time we have seen the country face and deal with some major challenges. The government has already made significant progress in restabilising the country along with the other parties, and we are confident that the country will also weather the storm in the gold market if together we reinforce the partnership between capital, labour and the state and renew our mutual commitment to the long-term development of this industry,” he said.

Randgold was demonstrating its own commitment by upgrading the Tongon operation and stepping up its exploration programmes in the country, Bristow said. He noted that the company had already mobilised on the new exploration permits it had recently been granted by the government.

Turning to Tongon, Bristow said after contending with operational setbacks last year, the mine was steadily improving its performance as the turnaround programme initiated by management started showing results.

Key to the improvement has been the stabilisation of the power supplied by the Ivorian national grid. Tongon’s usage of grid power, a major component of its cost profile, is now nearing planned levels. Several projects to drive costs down, increase mill throughput and improve gold recovery are also currently underway. The first of four new crushers has just been installed and the milling circuit is being upgraded. A gravity concentrate circuit is being installed in the process plant, as well as an intensive leach reactor. In addition, residence time in the concentrate treatment pumpcell section has been increased.

“As a high volume producer, Tongon is particularly sensitive to efficiencies and input costs. Its management is therefore continuing to review every aspect of the business to find further room for improvement,” Bristow said. “Randgold as a whole is well placed to handle the downturn in the gold price, as our business has always been planned to be profitable at lower price levels.”

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.